Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	Jurisdiction
Bonfire Interactive Ltd.	British Columbia (Canada)
CityBase, Inc.	Delaware (United States)
eCivis Inc.	Delaware (United States)
Sherpa Government Solutions LLC	Colorado (United States)
Sherpa Government Solutions LLC	Delaware (United States)
Open Counter Enterprises Inc.	Delaware (United States)
Questica Ltd.	Delaware (United States)
Questica USCDN Investments Inc.	British Columbia (Canada)
Questica Software Inc.	British Columbia (Canada)
The Department of Better Technology, Inc.	Delaware (United States)
1176363 B.C. Ltd.	British Columbia (Canada)
1176368 B.C. Ltd.	British Columbia (Canada)
1176370 B.C. Unlimited Liability Company	British Columbia (Canada)